CONSENT OF QUALIFIED PERSON

I, Paul Gribble, confirm that:

I am the Qualified Person for the Mineral Resources for the Northwest and Hambok deposits detailed in the Annual Information Form of Nevsun Resources Ltd. dated February 25, 2015 (“AIF”).

I have read National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and understand these Standards as pertains to work for which I am responsible as disclosed in the AIF.

I am a Geologist, with a Bachelor of Science (Honours) degree from the University of London, graduating in 1977. I am a Fellow in good standing of the Institute of Minerals, Mining and Materials, membership number 50145 and Chartered Engineer with the Engineering Council, UK, registration number 518788. I have worked as a geologist for more than 35 years since my graduation from University. Relevant experience has been gained from working in the gold and base metal mining and exploration industry in a variety of relevant projects in Botswana, Ecuador and Eritrea contributing more than five years of relevant experience. As a result of my experience and qualifications I am a Qualified Person as defined in NI 43-101 as relevant to the style of mineralization and type of deposit described in the AIF, and to the activity for which I am accepting responsibility.

I have reviewed the AIF to which this statement of consent applies.

I am an Independent Mineral Resource Geologist of 3 Rye Hill, Latchbrook, Saltash PL12 4UW, England. I am not independent of the issuer (Nevsun Resources Ltd.) as described by Section 1.5 of NI 43-101, as I was formerly employed at the Bisha Mine as Chief Resource Geologist. My most recent visit to the minesite was in August 2014.

I verify that the information in the AIF is based on and fairly and accurately reflects in the form and context in which it appears, the information in my supporting documentation relating to Mineral Resources.

I consent to the release of the AIF and this statement of consent by Nevsun Resources Ltd.

Dated this 25th day of February, 2015

“Paul Gribble”
__________________________
Signature of Qualified Person

      PAUL GRIBBLE
Print name of Qualified Person